VIA EDGAR

Morgan Stanley & Co. LLC

1585 Broadway

New York, New York 10036

J. P. Morgan Securities LLC

383 Madison Avenue

New York, New York 10179

Goldman, Sachs & Co.

200 West Street

New York, NY 10282

December 16, 2014

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, DC 20549

Attention:	Jeffrey Riedler, Assistant Director
Daniel Greenspan
Johnny Gharib
Tabatha McCullom
Lisa Vanjoske

Re:	Juno Therapeutics, Inc.
Registration Statement on Form S-1
Filed November 17, 2014
File No. 333-200293

Dear Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933 (the “Act”), we, as representatives of the several underwriters, hereby join in the request of Juno Therapeutics, Inc. (the “Company”) for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 4:30 p.m. Eastern Time on December 18, 2014, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Act, we, as representatives of the several underwriters, wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated December 9, 2014:

(i)	Dates of distribution: December 9, 2014 through the date hereof

(ii)	Number of prospective underwriters to which the preliminary prospectus was furnished: 4

(iii)	Number of prospectuses furnished to investors: approximately 3,642

(iv)	Number of prospectuses distributed to others, including the Company, the Company’s counsel, independent accountants, and underwriters’ counsel: approximately 520

We, the undersigned, as representatives of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.

Very truly yours,

MORGAN STANLEY & CO. LLC

J.P. MORGAN SECURITIES LLC

GOLDMAN, SACHS & CO.

Acting severally and on behalf of themselves and the several underwriters

MORGAN STANLEY & CO. LLC

By:	/s/ Pawan Passi
Name:	Pawan Passi
Title:	Executive Director

J.P. MORGAN SECURITIES LLC

By:	/s/ Benjamin H Burdett
Name:	Benjamin H Burdett
Title:	Vice President

GOLDMAN, SACHS & CO.

By:	/s/ Daniel Young
Name:	Daniel Young
Title:	Managing Director

(Signature Page to Acceleration Request Letter)